Linktone Terminates Agreements with Chinese Youth League Internet, Film and Television Center

BEIJING, China, August 15, 2008 —Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China, today announced the termination of agreements among two affiliated companies of Linktone, Shanghai Ling Yu Culture and Communication Ltd (Ling Yu) and Beijing Lian Fei Wireless Communication Technology Co., Ltd (Lian Fei), and the Chinese Youth League Internet, Film and Television Center effective July 1, 2008, with regard to the Qinghai Satellite TV (QSTV) cooperation.

Ling Yu, Lian Fei and Chinese Youth League Internet, Film and Television Center have mutually agreed to terminate all contracts associated with QSTV, which include an exclusive advertising agent contract and a cooperation agreement. Linktone’s impairment charge associated with its investment in QSTV has been fully reserved. Linktone estimates the charge to be in the range of US$6 million to $7 million, which will be included in Linktone’s second quarter 2008 financial results.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China.  Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications.  These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature based on the current expectations of Linktone Ltd. with respect to future events and are made only as of the date of publication.  These forward-looking statements can be identified by words such as “intends,” “expects,” “will,” “believes” and similar expressions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements.  These risks and uncertainties includes: the ability of Linktone to successfully execute on its media strategy; the risk that Linktone will not be able to develop and effectively market innovative services; Linktone’s ability to control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand.  For additional information on factors that could cause Linktone’s actual results to differ from expectations reflected in these forward-looking statements, please see Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Except as required under applicable law, Linktone expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this document to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any statement is based.

For more information, please contact:

Investor Relations
Serena Shi	Brandi Piacente
Linktone Ltd.	The Piacente Group, Inc.
Tel: 86-10-51088234	Tel: 212-481-2050
Email: serena.shi@linktone.com	Email: brandi@thepiacentegroup.com